SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2011

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

1 Jinke Road,

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd. (Registrant)

Date: February 22, 2011	By:	/S/ LONGGEN ZHANG
	Name:	Longgen Zhang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit 99.1 – Press Release

Exhibit 99.1

JinkoSolar Announces 35MW Solar Module Supply Agreement with Payom Solar

SHANGHAI, China, February 22, 2011 – JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a fast-growing, vertically integrated solar product manufacturer with low-cost operations based in China, announced today that it has entered into an agreement, which is the first between the two companies, to supply a total of 35 megawatts (“MW”) of JinkoSolar branded solar modules to Payom Solar AG of Germany (“Payom Solar”) in 2011.

JinkoSolar’s modules will be installed in roof-top and ground-mounted projects throughout Europe and in Southern California and the eastern coastal states of the United States, including New York and New Jersey.

“Our new supply agreement with Payom Solar reflects continued recognition and implementation of our high quality products and builds upon our established track record with leading solar companies around the world,” said Mr. Arturo Herrero, Chief Strategic Officer of JinkoSolar, “Payom Solar sells solar modules to and installs in-roof and on-roof solar energy systems for a global network including Germany, Italy and the United States. Given Payom Solar’s robust sales and distribution capabilities in the US as a result of its acquired partner company, AMSOLAR, this agreement marks another important step toward our goal of expanding JinkoSolar’s business in the United States. We are excited to add Payom Solar as a partner and we anticipate further cooperation throughout 2011 and beyond.”

“We are pleased to be working with JinkoSolar as Payom expands its global solar development and services business,” explained Daniel Grosch, Member of the Management Board of Payom Solar AG. “Payom has been developing solar projects for more than 5 years, and we have consistently worked with the very best solar manufacturers to execute our strategy. We look forward to bringing Jinko modules to projects throughout Europe and North America in 2011.”

About JinkoSolar Holding Co., Ltd.

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing vertically integrated solar power product manufacturer with low-cost operations, based in Jiangxi Province and Zhejiang Province in China. JinkoSolar has built a vertically integrated solar product value chain from recovered silicon materials to solar modules. JinkoSolar’s principal products are solar modules, silicon wafers and solar cells. As of June 30, 2010, JinkoSolar had an aggregate of approximately 300 customers for its solar modules, solar cells and silicon wafers from Germany, Italy, Belgium, USA and other countries or regions. For more information about JinkoSolar, please visit http://www.jinkosolar.com.

About Payom Solar AG

Payom Solar AG is a global solar project developer and provider of solar development services for commercial, industrial, utility and residential solar energy systems, based in Germany. The Company develops large-scale solar projects throughout Europe and North America that are sold to utilities/energy companies, renewable energy and private equity investors and financial institutions. The Company also provides a range of development services for its own projects and for third parties, including: turn-key installation, system planning, design and engineering and solar panel distribution. The Company’s projects include ground-mount, roof-mounted and building/rooftop-integrated solar systems. Payom Solar AG trades on the Frankfurt Stock Exchange (P1Y). For more information please visit www.payom-solar.de.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company’s public filings with the Securities and Exchange Commission, including the Company’s registration statement on Form F-1, as amended. All information provided in this press release is as of February 22, 2011. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries please contact:

In China:

Yvonne Young

JinkoSolar Holding Co., Ltd.

Tel: +86-21-6106-4018

Email: ir@jinkosolar.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: jks@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

E-mail: jks@ogilvy.com